August 27, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mark P. Shuman, Branch Chief – Legal
Office of Information Technologies
and Services

Re:	Acknowledgment of Staff Comment
Sphere 3D Corp. Registration Statement on Form F-3 (File No. 333-206357)

Dear Mr. Shuman:

On behalf of Sphere 3D Corp. (the "Registrant"), we hereby acknowledge receipt of a voicemail message from Matthew Crispino, Esq. of the Securities and Exchange Commission, on August 24, 2015, to Paul Sieben, Esq. of O'Melveny & Myers LLP regarding the above-referenced Registration Statement. The Registrant has amended the above-referenced Registration Statement to update the existing Exhibit 5.1 opinion of counsel and add a new opinion of counsel at Exhibit 5.2. In addition, the Registrant has updated the prospectus contained in the above-referenced Registration Statement.

Please contact Mr. Eric Sibbitt, Esq. via telephone at (415) 984-8777, to communicate any questions you might have regarding this letter or the Registration Statement. Thank you for your cooperation in this matter.

Very truly yours,

/s/ Eric Sibbitt Eric Sibbitt, Esq. of O'MELVENY & MYERS LLP

cc:	Eric L. Kelly, Sphere 3D Corp. Paul Sieben, Esq., O'Melveny & Myers LLP